     As filed with the Securities and Exchange Commission on January 9, 2003
      =====================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 Amendment No. 2
                                  (Rule 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             BELL MICROPRODUCTS INC.
                       ----------------------------------
                       (Name of Subject Company (Issuer))

                             BELL MICROPRODUCTS INC.
                        ---------------------------------
                        (Name of Filing Person (Offeror))

                Options To Purchase Common Stock with a Per Share
                      Exercise Price of $11.75 or Greater
                -------------------------------------------------
                         (Title of Class of Securities)

                                   078137 10 6
                      -------------------------------------
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                 W. Donald Bell
                      President and Chief Executive Officer
                             Bell Microproducts Inc.
                              1941 Ringwood Avenue
                         San Jose, California 95131-1721
                            Telephone: (408) 451-9400
   ---------------------------------------------------------------------------
          (Name, Address and Telephone Number of Persons Authorized to
   Receive Notices and Communications on Behalf of Person(s) Filing Statement)


                                    Copy to:

                                 Melodie R. Rose
                            Fredrikson & Byron, P.A.
                              4000 Pillsbury Center
                             200 South Sixth Street
                           Minneapolis, MN 55402-1425
                            Telephone: (612) 492-7000

                            Calculation of Filing Fee

=================================================================================================
Transaction Valuation*                                                       Amount of Filing Fee
-------------------------------------------------------------------------------------------------
$39,463,837                                                                        $7,893
=================================================================================================

*Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,328,250 shares of common stock of Bell Microproducts Inc. having a weighted average exercise price of $16.95 will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

         [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

              Amount Previously Paid:            $7,893
              Form or Registration No.:          Schedule TO
              Filing party:                      Bell Microproducts Inc.
              Date filed:                        November 26, 2002.

         [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

              [_] third party tender offer subject to Rule 14d-1.
              [X] issuer tender offer subject to Rule 13e-4.
              [_] going-private transaction subject to Rule 13e-3.
              [_] amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer. [x]

                             INTRODUCTORY STATEMENT

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission on November 26, 2002, as amended by Amendment No. 1 to the Schedule TO as filed December 26, 2002, relating to our offer to exchange ("Exchange Offer"): (i) options to purchase shares of our common stock, par value $.01 per share, held by current officers and employees with an exercise price greater than $11.75 per share ("Eligible Options"), and (ii) all options granted after May 26, 2002, even if the exercise price per share of such options is less than $11.75 per share, to persons tendering Eligible Options in this Exchange Offer, for awards of restricted stock units upon the terms and subject to the conditions described in the Exchange Offer dated November 25, 2002 filed on November 26, 2002.

Item 4.  Terms of the Transaction.

         Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

         The Exchange Offer expired at midnight, Pacific Time on December 30, 2002. Pursuant to the Exchange Offer, Bell Microproducts accepted for exchange options to purchase 2,234,250 shares of common stock, representing approximately 96% of the options that were eligible to be tendered in the offer. Upon the terms and subject to the conditions of the Exchange Offer, the Company will grant restricted stock units entitling holders thereof to receive up to an aggregate of 744,802 shares of common stock for such tendered options, subject to the terms of restricted stock unit agreements to be entered into between Bell Microproducts and each person being granted restricted stock units in the Exchange Offer.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated:  January 9, 2003


                                         By:      /s/  James E. Illson
                                             -----------------------------------
                                             Name:  James E. Illson
                                             Title: Executive Vice President
                                                    Finance and Operations,
                                                    Chief Financial Officer